UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ChargePoint Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

15961R105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15961R105	13G	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS Linse Capital CP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,530,383 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,530,383 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,530,383 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.11% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This statement on Schedule 13G is filed by Linse Capital CP, LLC (“Linse I”), Linse Capital CP II, LLC (“Linse II”), Linse Capital CP III, LLC (“Linse III”), Linse Capital CP IV, LLC (“Linse IV”), Linse Capital CP V, LLC (“Linse V”), Linse Capital CP VI, LLC (“Linse VI”), Linse Capital CP VI GP LP (“Linse GP VI”), Linse Capital Management PR LLC (“LCMPR”), Linse Capital LLC (“Linse Capital”) and Michael Linse (“Linse,” together with Linse I, Linse II, Linse III, Linse IV, Linse V, Linse VI, Linse GP VI, LCMPR and Linse Capital, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

This amount consists of shares of Common Stock held by Linse I. Linse is the managing director of Linse Capital, which is the manager of Linse I. Each of Linse and Linse Capital possesses power to direct the voting and disposition of the shares owned by Linse I, and each of Linse and Linse Capital may be deemed to have an indirect beneficial ownership of such shares.

(3)

The percentages set forth on the cover sheets are calculated based on 331,027,104 shares of Common Stock outstanding as of November 30, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2021, as filed with the Securities and Exchange Commission on December 15, 2021 (the “Form 10-Q”).

CUSIP No. 15961R105	13G	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS Linse Capital CP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,813,310 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,813,310 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,813,310 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.06% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   This amount consists of shares of Common Stock held by Linse II. Linse is the managing director of Linse Capital, which is the manager of Linse II. Each of Linse and Linse Capital possesses power to direct the voting and disposition of the shares owned by Linse II, and each of Linse and Linse Capital may be deemed to have an indirect beneficial ownership of such shares.

(3) The percentages set forth on the cover sheets are calculated based on 331,027,104 shares of Common Stock outstanding as of November 30, 2021 as set forth in the Form 10-Q.

CUSIP No. 15961R105	13G	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS Linse Capital CP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,665,987 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,665,987 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,665,987 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.32% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

This amount consists of shares of Common Stock held by Linse III. Linse is the managing director of Linse Capital, which is the manager of Linse III. Each of Linse and Linse Capital possesses power to direct the voting and disposition of the shares owned by Linse III, and each of Linse and Linse Capital may be deemed to have an indirect beneficial ownership of such shares.

(3)	The percentages set forth on the cover sheets are calculated based on 331,027,104 shares of Common Stock outstanding as of November 30, 2021 as set forth in the Form 10-Q.

CUSIP No. 15961R105	13G	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS Linse Capital CP IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,305,658 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,305,658 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,305,658 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.60% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   This amount consists of shares of Common Stock held by Linse IV. Linse is the managing director of Linse Capital, which is the manager of Linse IV. Each of Linse and Linse Capital possesses power to direct the voting and disposition of the shares owned by Linse IV, and each of Linse and Linse Capital may be deemed to have an indirect beneficial ownership of such shares.

(3) The percentages set forth on the cover sheets are calculated based on 331,027,104 shares of Common Stock outstanding as of November 30, 2021 as set forth in the Form 10-Q.

CUSIP No. 15961R105	13G	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS Linse Capital CP V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,786,477 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,786,477 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,786,477 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.35% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

This amount consists of (i) 5,620,211 shares of Common Stock and (ii) warrants to purchase up to an aggregate of 2,166,266 shares of Common Stock that are exercisable within 60 days of the date of filing, in each case held by Linse V. Linse is the managing director of Linse Capital, which is the manager of Linse V. Each of Linse and Linse Capital possesses power to direct the voting and disposition of the shares owned by Linse V, and each of Linse and Linse Capital may be deemed to have an indirect beneficial ownership of such shares.

(3)	The percentages set forth on the cover sheets are calculated based on 331,027,104 shares of Common Stock outstanding as of November 30, 2021 as set forth in the Form 10-Q.

CUSIP No. 15961R105	13G	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS Linse Capital CP VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,343,750 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,343,750 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,343,750 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.54% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

This amount consists of (i) 8,954,326 shares of Common Stock and (ii) warrants to purchase up to an aggregate of 9,389,424 shares of Common Stock that are exercisable within 60 days of the date of filing, in each case held by Linse VI. Linse GP VI is the manager of Linse VI, and LCMPR is the general partner of Linse GP VI. Linse is the managing director of Linse Capital, which is the manager of LCMPR. Each of Linse GP VI, LCMPR, Linse Capital and Linse possesses power to direct the voting and disposition of the shares owned by Linse VI, and each of Linse GP VI, LCMPR, Linse Capital and Linse may be deemed to have an indirect beneficial ownership of such shares.

(3)	The percentages set forth on the cover sheets are calculated based on 331,027,104 shares of Common Stock outstanding as of November 30, 2021 as set forth in the Form 10-Q.

CUSIP No. 15961R105	13G	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS Linse Capital CP VI GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,343,750 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,343,750 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,343,750 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.54% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

This amount consists of (i) 8,954,326 shares of Common Stock and (ii) warrants to purchase up to an aggregate of 9,389,424 shares of Common Stock that are exercisable within 60 days of the date of filing, in each case held by Linse VI. Linse GP VI is the manager of Linse VI, and LCMPR is the general partner of Linse GP VI. Linse is the managing director of Linse Capital, which is the manager of LCMPR. Each of Linse GP VI, LCMPR, Linse Capital and Linse possesses power to direct the voting and disposition of the shares owned by Linse VI, and each of Linse GP VI, LCMPR, Linse Capital and Linse may be deemed to have an indirect beneficial ownership of such shares.

(3)	The percentages set forth on the cover sheets are calculated based on 331,027,104 shares of Common Stock outstanding as of November 30, 2021 as set forth in the Form 10-Q.

CUSIP No. 15961R105	13G	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS Linse Capital Management PR LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,343,750 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,343,750 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,343,750 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.54% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

This amount consists of shares of (i) 8,954,326 Common Stock and (ii) warrants to purchase up to an aggregate of 9,389,424 shares of Common Stock that are exercisable within 60 days of the date of filing, in each case held by Linse VI. Linse GP VI is the manager of Linse VI, and LCMPR is the general partner of Linse GP VI. Linse is the managing director of Linse Capital, which is the manager of LCMPR. Each of Linse GP VI, LCMPR, Linse Capital and Linse possesses power to direct the voting and disposition of the shares owned by Linse VI, and each of Linse GP VI, LCMPR, Linse Capital and Linse may be deemed to have an indirect beneficial ownership of such shares.

(3)	The percentages set forth on the cover sheets are calculated based on 331,027,104 shares of Common Stock outstanding as of November 30, 2021 as set forth in the Form 10-Q.

CUSIP No. 15961R105	13G	Page 10 of 17 Pages

1	NAMES OF REPORTING PERSONS Linse Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 69,445,565 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 69,445,565 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,445,565 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.98% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1) This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   This amount consists of (i) 23,530,383 shares of Common Stock held by Linse I, (ii) 6,813,310 shares of Common Stock held by Linse II, (iii) 7,665,987 shares of Common Stock held by Linse III, (iv) 5,305,658 shares of Common Stock held by Linse IV, (v) 5,620,211 shares of Common Stock and warrants to purchase up to 2,166,266 shares of Common Stock, which are exercisable within 60 days of the date hereof held by Linse V, and (vi) 8,954,326 shares of Common Stock and warrants to purchase up to 9,389,424 shares of Common Stock, which are exercisable within 60 days of the date hereof held by Linse VI. Linse is the managing director of Linse Capital, which is the manager of Linse I, Linse II, Linse III, Linse IV and Linse V, and the manager of LCMPR. LCMPR is the general partner of Linse GP VI, which is the manager of Linse VI. Each of Linse and Linse Capital possesses power to direct the voting and disposition of the shares owned by Linse I, Linse II, Linse III, Linse IV and Linse V, and each of Linse and Linse Capital may be deemed to have an indirect beneficial ownership of such shares. Each of Linse GP VI, LCMPR, Linse Capital and Linse possesses power to direct the voting and disposition of the shares owned by Linse VI, and each of Linse GP VI, LCMPR, Linse Capital and Linse may be deemed to have an indirect beneficial ownership of such shares.

(3) The percentages set forth on the cover sheets are calculated based on 331,027,104 shares of Common Stock outstanding as of November 30, 2021 as set forth in the Form 10-Q.

CUSIP No. 15961R105	13G	Page 11 of 17 Pages

1	NAMES OF REPORTING PERSONS Michael Linse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 69,445,565 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 69,445,565 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,445,565 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.98% (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   This amount consists of (i) 23,530,383 shares of Common Stock held by Linse I, (ii) 6,813,310 shares of Common Stock held by Linse II, (iii) 7,665,987 shares of Common Stock held by Linse III, (iv) 5,305,658 shares of Common Stock held by Linse IV, (v) 5,620,211 shares of Common Stock and warrants to purchase up to 2,166,266 shares of Common Stock, which are exercisable within 60 days of the date hereof held by Linse V, and (vi) 8,954,326 shares of Common Stock and warrants to purchase up to 9,389,424 shares of Common Stock, which are exercisable within 60 days of the date hereof held by Linse VI. Linse is the managing director of Linse Capital, which is the manager of Linse I, Linse II, Linse III, Linse IV and Linse V, and the manager of LCMPR. LCMPR is the general partner of Linse GP VI, which is the manager of Linse VI. Each of Linse and Linse Capital possesses power to direct the voting and disposition of the shares owned by Linse I, Linse II, Linse III, Linse IV and Linse V, and each of Linse and Linse Capital may be deemed to have an indirect beneficial ownership of such shares. Each of Linse GP VI, LCMPR, Linse Capital and Linse possesses power to direct the voting and disposition of the shares owned by Linse VI, and each of Linse GP VI, LCMPR, Linse Capital and Linse may be deemed to have an indirect beneficial ownership of such shares.

(3) The percentages set forth on the cover sheets are calculated based on 331,027,104 shares of Common Stock outstanding as of November 30, 2021 as set forth in the Form 10-Q.

CUSIP No. 15961R105	13G	Page 12 of 17 Pages

Item 1(a). Name of Issuer:

ChargePoint Holdings, Inc.

Item 1(b). Address of Issuer’s Principal Executive Officers:

240 East Hacienda Avenue

Campbell, CA 95008

Item 2(a). Name of Person(s) Filing:

Linse Capital CP, LLC (“Linse I”)

Linse Capital CP II, LLC (“Linse II”)

Linse Capital CP III, LLC (“Linse III”)

Linse Capital CP IV, LLC (“Linse IV”)

Linse Capital CP V, LLC (“Linse V”)

Linse Capital CP VI, LLC “(Linse VI”)

Linse Capital CP VI GP LP (“Linse GP VI”)

Linse Capital Management PR LLC (“LCMPR”)

Linse Capital LLC (“Linse Capital”)

Michael Linse (“Linse”)

Item 2(b). Address of Principal Business Office:

Linse Capital LLC

53 Calle Palmeras, Suite 601

San Juan, PR 00901

Item 2(c). Citizenship:

Linse I Linse II Linse III Linse IV Linse V Linse VI Linse GP VI LCMPR Linse Capital

Delaware, United States of America

Delaware, United States of America

Delaware, United States of America

Delaware, United States of America

Delaware, United States of America

Delaware, United States of America

Delaware, United States of America

Delaware, United States of America

Delaware, United States of America

Linse	United States of America

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

15961R 105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 15961R105	13G	Page 13 of 17 Pages

Item 4(a).	Amount Beneficially Owned: 69,445,565

Item 4(b).	Percent of Class: 20.98%

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the beneficial ownership of Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of November 30, 2021:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership(1)	Percentage of Class (1, 3)
Linse I (2)	23,530,383	0	23,530,383	0	23,530,383	23,530,383	7.11%
Linse II (2)	6,813,310	0	6,813,310	0	6,813,310	6,813,310	2.06%
Linse III (2)	7,665,987	0	7,665,987	0	7,665,987	7,665,987	2.32%
Linse IV (2)	5,305,658	0	5,305,658	0	5,305,658	5,305,658	1.60%
Linse V (2)	7,786,477	0	7,786,477	0	7,786,477	7,786,477	2.35%
Linse VI (2)	18,343,750	0	18,343,750	0	18,343,750	18,343,750	5.54%
Linse GP VI (2)	0	0	18,343,750	0	18,343,750	18,343,750	5.54%
LCMPR (2)	0	0	18,343,750	0	18,343,750	18,343,750	5.54%
Linse Capital (2)	0	0	69,445,565	0	69,445,565	69,445,565	20.98%
Linse (2)	0	0	69,445,565	0	69,445,565	69,445,565	20.98%

(1)

Represents the number of shares of Common Stock and the number of shares of Common Stock issuable upon exercise of options, warrants and other convertible securities that are exercisable within 60 days of the date of this statement on Schedule 13G (“Securities”) currently beneficially owned by the Reporting Persons.

(2)

Linse is the managing director of Linse Capital, which is the manager of Linse I, Linse II, Linse III, Linse IV and Linse V, and the manager of LCMPR. LCMPR is the general partner of Linse GP VI, which is the manager of Linse VI. Each of Linse and Linse Capital possesses power to direct the voting and disposition of the Securities owned by Linse I, Linse II, Linse III, Linse IV and Linse V, and each of Linse and Linse Capital may be deemed to have an indirect beneficial ownership of such Securities. Each of Linse GP VI, LCMPR, Linse Capital and Linse possesses power to direct the voting and disposition of the Securities owned by Linse VI, and each of Linse GP VI, LCMPR, Linse Capital and Linse may be deemed to have an indirect beneficial ownership of such Securities. Each of Linse, Linse Capital, LCMPR and Linse GP VI hold no Securities of the Issuer directly.

(3)	The percentages set forth above are calculated based on 331,027,104 shares of Common Stock outstanding as of November 30, 2021 as set forth in the Form 10-Q.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

CUSIP No. 15961R105	13G	Page 14 of 17 Pages

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. 15961R105	13G	Page 15 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

LINSE CAPITAL CP, LLC

By:	Linse Capital LLC
a Delaware limited liability company and Manager of Linse Capital CP, LLC

By:	/s/ Michael Linse
Michael Linse, Managing Director

LINSE CAPITAL CP II, LLC

By:	Linse Capital LLC
a Delaware limited liability company and Manager of Linse Capital CP II, LLC

By:	/s/ Michael Linse
Michael Linse, Managing Director

LINSE CAPITAL CP III, LLC

By:	Linse Capital LLC
a Delaware limited liability company and Manager of Linse Capital CP III, LLC

By:	/s/ Michael Linse
Michael Linse, Managing Director

LINSE CAPITAL CP IV, LLC

By:	Linse Capital LLC
a Delaware limited liability company and Manager of Linse Capital CP IV, LLC

By:	/s/ Michael Linse
Michael Linse, Managing Director

LINSE CAPITAL CP V, LLC

By:	Linse Capital LLC
a Delaware limited liability company and Manager of Linse Capital CP V, LLC

By:	/s/ Michael Linse
Michael Linse, Managing Director

CUSIP No. 15961R105	13G	Page 16 of 17 Pages

LINSE CAPITAL CP VI, LLC

By:	Linse Capital CP VI GP LP
a Delaware limited partnership and Manager of Linse Capital CP VI, LLC

By:	Linse Capital Management PR LLC
a Delaware limited liability company and Manager of Linse Capital CP VI GP LP

By:	Linse Capital LLC
a Delaware limited liability company and Manager of Linse Capital Management PR LLC

By:	/s/ Michael Linse
Michael Linse, Managing Director

LINSE CAPITAL CP VI GP LP

By:	Linse Capital Management PR LLC
a Delaware limited liability company and Manager of Linse Capital CP VI GP LP

By:	Linse Capital LLC
a Delaware limited liability company and Manager of Linse Capital Management PR LLC

By:	/s/ Michael Linse
Michael Linse, Managing Director

LINSE CAPITAL MANAGEMENT PR LLC

By:	Linse Capital LLC
a Delaware limited liability company and Manager of Linse Capital Management PR LLC

By:	/s/ Michael Linse
Michael Linse, Managing Director

LINSE CAPITAL LLC

By:	/s/ Michael Linse
Michael Linse, Managing Director

CUSIP No. 15961R105	13G	Page 17 of 17 Pages

/s/ Michael Linse
Michael Linse

Exhibit(s):

99.1: Joint Filing Statement